HAND & HAND

34145 Pacific Coast Highway, #379

Dana Point, California 92629

949-489-2400

949-489-0034 Facsimile

February 16, 2015

Mark P. Shuman

Branch Chief - Legal

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Code Navy

Registration Statement on Form S-1

Filed December 12, 2014

File No. 333-200911

Dear Mr. Shuman:

The Company responds to the staff's comment letter of February 4, 2015 and files herewith Amendment No. 2.

Risk Factors

Risk Relating to the Business Itself, page 5

1.

Your response letter does not address prior comment 12 and we are unable to locate revisions responding to that comment.  Accordingly, we reissue the comment. [We note your disclosure that your management will devote five to ten hours per week to the business of the Company. Please revise to disclose any potential conflicts of interest that may arise from other business activities of the sole officer. In this regard, we note your disclosure on page 15 that Ms. Semenova is currently the owner of TUI franchising.]

The staff’s comment is noted and we apologize. Changes were made in the description of Ms. Semenova’s activities under “Management” and Risk Factor 17. Since TUI and the travel business are in a different industry than the Company, management believes that the time commitment is the only conflict of interest.

Trading Price of the Common Stock, page 6

2.

We have reviewed your response to prior comment 9.  Please make corresponding revisions on this page to remove the statement that the company’s common stock trades on the over-the-counter market.

 Complied. The reverse stock split has been effected.

Plan of Operation

Plan of Operations, page 10

3.

The loss from operations and the administrative expenses for the period ended June 30, 2014 disclosed in this section are inconsistent with your statement of operations on page 22.  Please advise or revise.

Complied.

Business

Background, page 12

4.

Please revise to provide a materially complete description of the recapitalization that occurred in June 2014.  This descriptions should be moved to a separate section of the prospectus as the complex legal mechanics of the recapitalization within the business section would tend to divert investors’ attention from the key information about the past and proposed business of the company, which should be the focus of the section.  Refer to Item 101(h)(3) of Regulation S-K.

A new section, entitled “Reorganization,” has been added after “Certain Transactions.” A chart of the reorganization has been added to assist the reader.  The staff will note that when larger, exchange-traded companies undergo holding company reorganizations, it is necessary for the new holding company to guarantee the corporate bonds of the historical operating company. This indicates that the assets and liabilities do not continue in the new holding company. See, for example, no-action letter provided supplementally to the staff in which the new holding company executed a supplemental indenture with respect to the outstanding bonds.

5.

We have considered your response to prior comment 14 and reissue the portion of the comment requesting a description of the nature of Brand Neue Corp.’s and Culture Medium Holdings Corp.’s consumer products activities and whether those activities generated contingent liabilities that should be discussed in this filing.  We also note your statement that none of the liabilities of Qele Resources, Brand Neue Corp. or Culture Medium Holdings Corp. transferred to the new company.  Both the Oklahoma corporate law (§18-381.61) and the Wyoming Business Corporation Act (§17-16-1107(a)(iv)) state that the surviving entity in a merger transaction retains the liabilities of the predecessor entity.  Similar concerns exist with your response to prior comment 15.

 In the reorganization, the historical operating company, Code Navy (formerly Culture Medium Holdings Corp., a Nevada corporation), first merged into an Oklahoma subsidiary named Culture Medium Holdings Corp. (CMHCOK). There is no difference of opinion between the Company and the staff that CMHCOK inherited all of the liabilities, including contingent liabilities, of the historical Culture Medium/Brand Neue businesses.

CMHCOK owned a newly-formed Oklahoma subsidiary named Code Navy, Inc. (CNOK) In turn, Code Navy, Inc. had two subsidiaries: Culture Medium Special Merger Corporation, an Oklahoma corporation (Merger), and Code Navy, a Wyoming corporation (CNWY).

In the holding company reorganization, CMHCOK (the corporation with the contingent liabilities) merged INTO Merger.  CMHCOK’s assets and contingent liabilities therefore became owned by Merger, which was a subsidiary of CNOK. CNOK became the parent-the holding company. CNOK disposed of Merger (together with its contingent liabilities) and then CNOK merged into CNWY.

The holding company merger is expressly permitted by Oklahoma law. Oklahoma copied the holding company provisions from Delaware General Corporation Law Section 251(g). Delaware, however, imposes much higher filing fees, so Oklahoma was chosen for the holding company reorganization.

As a result of the holding company reorganization, the Company has no exposure to  any liabilities of the former operating company.

6.

We note your response to prior comment 17 and reissue the comments as the filing still states that Code Navy (NV) terminated operations sometime in late 2014 or 2012.

Complied by changing “2014” to “2011.”

7.

We have reviewed your response to prior comment 19.   Please revise to disclose the record date that the reverse stock split became effective under state law.

The date is March 6, 2014. This has been mentioned in this amendment under Trading Price of Common Stock.

8.

Please revise to provide a materially complete description of the undisclosed liabilities of Code Navy (NV) that led to the rescission of the transaction on June 9, 2014.

The Company does not know what the undisclosed liabilities might be. Management reviewed the prior public flings of Code Navy (NV) and its predecessors. It therefore became aware that formerly there were employees and operations, and there were dispute. No person has come to management and made any claims. Management understood that merely inquiring as to the existence of claims could result in persons making fictitious or groundless claims, for which it would have no documents or information to refute. Therefore, the decision was made to spin off the liabilities via the holding company reorganization, and thus avoid the entire issue.

Business Progress, page 13

9.

Your response to prior comment 22 is inconsistent with your statement that you intend to commence marketing of your programmers by the end of calendar year 2014.  Please revise.

The reference should have been to fiscal 2015 (June 30, 2015).

Amendment No. 1 to Registration Statement on Form S-1 filed January 20, 2015

Financial Statements, page 21

10.

We note the revisions made to your financial statements in response to our prior comment 28, however, your financial statements continue to include material errors and omissions that need correction to comply with generally accepted accounting principles in the United States of America.  Revise the financial statements to address the following as previously requested:

•

Ensure the financial statements total include correct amounts and total accordingly (i.e., the Statement of Changes in Stockholders’ Equity (Deficit) includes the wrong amount in the net loss line item for the period ending June 30, 2014 and does not foot with the incorrect amount used).

•

Ensure the financial statements refer to the correct period (i.e., the Statements of Cash Flows lists the period June 8, 2014 (Inception) through June 30, 2014 when inception is otherwise noted as June 9, 2014 elsewhere in the filing).

•

Ensure non-cash transactions are reported as supplemental information to your Statements of Cash Flows (i.e., issuance of 100 million shares for business plan valued at $5,000).  Alternatively, tell us why inclusion within statement is appropriate.

Complied; all edits have been made.

Very truly yours,

Jehu Hand